UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-51726

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Magyar Bank 401(k) Profit Sharing Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, New Jersey 08901

REQUIRED INFORMATION

The Magyar Bank 401 (k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedules are filed as a part of this Annual Report on Form 11-K.

Page
  Number
(a)           Financial Statements of the Plan

Report of Independent Registered Public Accounting Firm                                                                              3

Statements of Net Assets Available for Benefits as of
December 31, 2014 and 2013                                                                                                                                    4

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2014                                                                                                                   5

Notes to Financial Statements                                                                                                                                6

(b)           Schedule *

Schedule of Assets (Held at End of Year) - Schedule H, Line 4i
as of December 31, 2014                                                                                                                                          17

(c)           Signatures                                                                                                                                                                          18

(d)           Exhibit 23.1- Consent of Independent Registered Public Accounting Firm                                                            19

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Magyar Bank 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/WithumSmith+Brown, PC
Morristown, New Jersey
June 24, 2015

Magyar Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

Assets	2014	2013

Investments:
Interest-bearing cash	$ 4,027	$ 440
Insurance co. general account, at fair value	519,482	705,488
Registered investment companies, at fair value	3,456,177	3,015,328
Employer stock fund, at fair value	431,321	432,536
Total investments	4,411,007	4,153,792

Receivables:
Notes receivable from participants	167,397	183,820
Total receivables	167,397	183,820

Total assets	4,578,404	4,337,612

Net assets available for benefits	$ 4,578,404	$ 4,337,612

See Accompanying Notes to Financial Statements

Magyar Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

Additions:
Investment Income:
Net appreciation in fair value of investments	$ 200,568
Dividend income	61,320
Other interest	8,293
Total investment income	270,181

Contributions:
Employee	354,963
Employer	50,787
Total contributions	405,750

Interest on notes receivable from participants	8,170

Total additions	684,101

Deductions:
Distributions to participants	407,592
Deemed distributions	25,740
Administrative expenses	9,977
Total deductions	443,309

Net increase in net assets	240,792

Net assets available for benefits, beginning of year	4,337,612

Net assets available for benefits, end of year	$ 4,578,404

See Accompanying Notes to Financial Statements

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan:

The following brief description of the Magyar Bank 401(k) Profit Sharing Plan (the “Plan”) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information.

General:
The Plan was established effective March 1, 1994. The Plan is a participant-directed defined contribution plan covering substantially all employees, as defined, with Magyar Bank and its subsidiaries (the “Bank”), which elect to participate in the Plan. The Bank is a wholly-owned subsidiary of Magyar Bancorp, Incorporated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:
The Plan covered all eligible employees of the Bank who have attained 18 years of age, and have been employed with the Bank for three (3) months and 250 hours.

Contributions:
Participants may contribute up to 80% of their gross earnings, as defined by the Plan document, up to the maximum permitted by IRS limitations. Contributions of gross earnings may be either before-tax or after-tax dollars. Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's maximum. The maximum additional Catch Up contribution was $5,500 during both the 2014 and 2013 Plan years. Plan provisions allow for the automatic enrollment of all eligible participants upon entry into the Plan of 3% of the participant’s eligible compensation, which will be invested into a qualified default investment option determined by the Plan Sponsor. Participants have the option to change the automatic enrollment deferral percentages and increases. Effective January 1, 2015, automatic enrollment begins at 4% of eligible compensation.

The Bank has the option to make a discretionary contribution. During the years ended December 31, 2013 and 2014, the employer made discretionary matching contributions of 50% of the first 2% of employees' elective contributions up to a maximum of 1% of gross earnings. Employer contributions were $50,787 in 2014.

Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are deemed as distributions based upon the terms of the Plan document.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):
Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan and rates on all loans as of December 31, 2014 and 2013 were all 4.25%. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities up to five years or up to thirty years for the purchase of a principal residence. No allowance for losses is deemed necessary by Plan Management as loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period and are secured by the Participants' account balances. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participant’s loans receivable fund.

Investments:
Employees may elect to have their contributions and the applicable matching Bank contributions invested in one of the various funds offered by the Plan.

Participant accounts:
Each participant’s account is credited with the participant’s pre-tax and after-tax contributions, the Bank’s matching contributions and an allocation of Plan earnings (losses). Plan earnings (losses) are allocated to participants based on each participant’s share balance as a percentage of the Plan’s total share balances. The benefit to which a participant is entitled is the benefit provided from the participant’s vested account.

Vesting:
The employees are always 100% vested with respect to their own contributions. The Bank contributions, together with the earnings or losses on these contributions, will be available to the employees at the time of withdrawal only to the extent they are vested. All Bank contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Bank matching contributions for each year begin vesting at the rate of 20% per year of service for the first five years of service and employer non-matching contributions begin vesting 100% immediately. After an employee has attained five years of service, all current and future contributions are immediately vested.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Payments of benefits:
Once reaching the age of 59-1/2, a participant can withdraw all pre-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Bank contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. In addition, participants may withdraw pre-tax contributions in the event of a financial hardship, such as certain medical expenses, the purchase of a principal residence, payment of tuition and related educational fees, payments to prevent eviction from or foreclosure on a principal residence, or burial or funeral expenses, in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible and in most cases the withdrawal will be subject to Federal income taxes.

Administrative expenses:
Expenses incurred in the administration of the Plan and the trust are generally charged to and paid by the Plan sponsor and are not included in the accompanying financial statements. Fees pertaining to specific participant transactions are paid by the Plan to the trustee and record keeper through participant deductions and are reflected as administrative expenses.  In addition, certain investment related expenses are reflected as a reduction of net investment income and are not readily determinable.

Plan administration:
The Plan is administered by the 401(k) Investment Committee appointed by the Bank's Board of Directors.

Forfeitures:
Forfeitures of non-vested participants' accounts are retained in the Plan and must first be used to offset administrative fees and second to reduce future employer contributions. During 2014 and 2013, non-vested forfeitures amounted to $5,612 and $393, respectively. The Plan used $2,188 of previously forfeited amounts to fund Plan administration expenses in 2014. The balance of the forfeited funds held by the Plan at December 31, 2014 and 2013 was $4,027 and $440, respectively.

Plan termination:
The Bank anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Bank contributions or terminate the Plan at any time. If terminated, participants would become 100% vested in their accounts and the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies:

Basis of accounting:
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United State of America on the accrual basis of accounting. Under this method of accounting, contributions and investment income are recorded when earned and expenses are recorded when incurred.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and fair value measurements:

The Plan’s investments are recorded in accordance with ASC 820, which established a framework for measuring fair value. ASC 820 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. Valuation techniques were used to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Employer stock fund: The Plan holds an investment fund, which consists primarily of employer-related securities. State Street Bank is the fund’s custodian, and is paid related custodial fees. As of December 31, 2014, Magyar Bancorp, Inc. common stock represented approximately 97% of the fund’s assets, and the remaining 3% consisted of cash. As of December 31, 2013, Magyar Bancorp, Inc. common stock represented approximately 97% of the fund’s assets, and the remaining 3% consisted of cash. While Magyar Bancorp, Inc. common stock is publically traded, the units of this Magyar Bank Employer Stock Fund (the "Fund") are only available to the participants of this Plan. This Fund is valued at the net asset value (“NAV”) of the units held by the Plan at year end as calculated by the Custodian of the Fund. These investments can be redeemed daily and without any restrictions on the timing of the redemption. At December 31, 2014 and 2013, the Plan had no unfunded commitments related to these investments. The fair value of this Fund is considered to be a level 2 measurement, since the fair value is based on a comparison of the Plan sponsor’s publically traded stock value.

Registered investment companies: Valued at the NAV of shares held by the Plan at year end as reported on the active market on which the fund is traded and are therefore valued using level 1 measurement.

Insurance co. general account:  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on the fair values of the underlying investments, including separate accounts under group annuity contracts and all mutual funds under net asset value custodian agreements. The fair value of the contract is considered to be a level 2 measurement since its value is based on similar contracts with similar interest rates.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment income recognition:
With respect to mutual funds, the Plan shares in the gains or losses according to the percent of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Distributions:
Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Recent accounting pronouncements:
There were no recently adopted accounting pronouncements that had a material impact on the Plan’s financial statements.

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”) which removes the requirement to categorize investments for which fair value is measured using the net asset value per share within the fair value hierarchy. ASU 2015-07 will become effective for public companies during interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Plan does not expect the adoption of ASU 2015-07 will have a material impact on its financial statements.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments:

The following table presents all investments that represented 5% or more of the Plan's net assets at the respective year ends:

	December 31,
	2014	2013

Insurance Company/General Account	$ 519,482	$ 705,488
Vanguard Small Cap Index Adm	460,449	**
Magyar Bank Employer Stock Fund	431,321	432,536
American Funds Fundamental Investor R3 Fund	395,834	308,012
Transamerica Partners Stock Indexed Fund	312,608	249,512
Vanguard Mid Cap Index Adm	261,954	**
Transamerica Diversified US Growth I	230,766	278,559
Fidelity Advisor Stock Selector Mid Cap T Fund	*	258,696
Fidelity Advisor Small Cap T Fund	*	324,689

* Did not represent 5% or more of the Plan’s 2014 net assets
** Did not represent 5% or more of the Plan’s 2013 net assets

** Did not represent 5% or more of the Plan’s 2008 net assets

During 2014, the Plan recognized interest income of $16,463, which includes interest on notes receivable from participants of $8,170 and other interest of $8,293 on the insurance company general account. During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) resulted in a net appreciation in value as follows:

Net appreciation in fair value of registered investment companies $ 154,182
Net appreciation in fair value of employer stock fund 46,386

Total $ 200,568

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 - Investment Contract with Insurance Company:

The Plan holds a benefit-responsive investment contract (insurance company/general account or Transamerica Stable Fund Account) with Transamerica Life Insurance Company (“Transamerica”), listed in the Statements of Net Assets Available for Benefits as Insurance co. general account. Transamerica maintains the contributions in a general account. As described in ASC 962-325, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on the fair values of the underlying investments, including separate accounts under group annuity contracts and all mutual funds under net asset value (NAV) custodian agreements. The group annuity contracts held by the Plan meet the five conditions to be considered fully benefit-responsive. The investment custodian has determined that the fair value of the insurance company general account approximates its contract value at December 31, 2014 and 2013, therefore, no adjustment to contract value is required on the Statements of Net Assets Available for Benefits.

The average yield on the insurance company general account was 1.35% and 1.45% in years 2014 and 2013, respectively. The rate credited to participants was 1.35% and 1.43% in years 2014 and 2013, respectively. The contract’s interest rate is reset semi-annually. In case of a pending plan termination or contract discontinuance, the surrender value would be different than the contract value. The Plan’s administrator does not believe that the occurrence of any such event is probable. The contract has no stated maturity date, and the amount payable to Plan participants on demand is contract value.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 – Investment Valuation:

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Registered investment companies
Asset Allocation	$ 458,021	$ -	$ -	$ 458,021
Bond	392,368	-	-	392,368
International	323,488	-	-	323,488
Small Equity	551,629	-	-	551,629
Medium Equity	353,295	-	-	353,295
Large Equity	939,208	-	-	939,208
Target Funds	438,168	-	-	438,168

Employer stock fund	-	431,321	-	431,321

Insurance co. general account	-	519,482	-	519,482

Total investments at fair value	$ 3,456,177	$ 950,803	$ -	$ 4,406,980

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Registered investment companies
Asset Allocation	$ 414,970	$ -	$ -	$ 414,970
Bond	344,357	-	-	344,357
International	318,448	-	-	318,448
Small Equity	450,418	-	-	450,418
Medium Equity	307,097	-	-	307,097
Large Equity	836,083	-	-	836,083
Target Funds	343,955	-	-	343,955

Employer stock fund	-	432,536	-	432,536

Insurance co. general account	-	705,488	-	705,488

Total investments at fair value	$ 3,015,328	$ 1,138,024	$ -	$ 4,153,352

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 – Party in Interest transactions:

Included with the Plan's investment alternatives are shares of an employer stock fund which holds stock of Magyar Bancorp, Inc. Transactions of these shares qualify as party-in-interest transactions.

Certain Plan investments are shares of registered investment companies and an investment in a guaranteed investment insurance co. general account managed by Transamerica Life Insurance Co. Transamerica Life Insurance Co. and Diversified Investment Advisors are the Plan’s record keepers. Additionally State Street Bank & Trust Co., the Custodian of the Plan’s assets, manages the Plan's cash reserve account. Therefore, these transactions qualify as party-in-interest transactions.

Note 7 - Tax status of the Plan:

The IRS has determined and informed the Bank by a letter dated April 29, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving its latest opinion letter, however, the Plan administrator and tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, the Plan administrator believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011. In addition, there have been no tax related interest or penalties for periods presented in these financial statements.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 8 - Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Note 9 – Subsequent Events:

The Bank has evaluated subsequent events occurring from the date of the financial statements through the date of issuance.  Based upon this evaluation, the Bank has determined that no subsequent events have occurred which require adjustments to the financial statements.

Effective June 1, 2015, the Plan was restated in accordance with the Internal Revenue Service requirement that “pre-approved” defined contribution plan documents be restated in their entirety to include language for changes in applicable laws or regulations every six years. This restatement process incorporates all amendments made to the plan during the past six years into to new plan document.  The restated plan also incorporates an amendment to add an In-Plan Roth Rollover provision.  The restated plan was reviewed, approved and submitted to the Plan’s administrator on May 29, 2015 for filing on the Bank’s behalf.

Magyar Bank 401k Profit Sharing Plan
EIN No.: 22-1085787, Plan No. 002
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
Plan Year Ending: 12/31/2014

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including Maturity Date,	Current
(a)	Lessor or Similar Party	Rate of Interest, Par or Maturity Value	Value
*	State Street Bank & Trust Co.	Cash Reserve Account	$ 4,027

	American Funds	American Funds Fundamental Investor R3	$ 395,834
	American Funds	American Funds New Perspective R3	$ 114,450
	Franklin Templeton	Franklin Mutual Quest A	$ 118,167
	Franklin Templeton	Franklin Small Cap Value R	$ 91,341
	Franklin Templeton	Franklin Small-Mid Cap Growth R	$ 91,180
	Loomis Sayles	Loomis Sayles Bond Admin	$ 135,239
	Oppenheimer	Oppenheimer International Growth A	$ 209,038
	Pioneer	Pioneer Bond R	$ 48,567
*	Transamerica	Transamerica Multi Managed Balanced I	$ 193,749
*	Transamerica	Transamerica Diversified US Growth I	$ 230,766
*	Transamerica Partners Funds Group	Transamerica Partners Core Bond	$ 166,599
*	Transamerica Asset Allocation Funds	Transamerica Asset Alloc - Intermed Horizon	$ 51,247
*	Transamerica Asset Allocation Funds	Transamerica Asset Alloc - Long Horizon	$ 94,858
*	Transamerica Asset Allocation Funds	Transamerica Asset Alloc - Short Horizon	$ 41,963
*	Transamerica Partners Funds Group	Transamerica Partners Stock Index Fund	$ 312,608
	Vanguard	Vanguard Target Retirement Income	$ 1,397
	Vanguard	Vanguard Small Cap Index Adm	$ 460,449
	Vanguard	Vanguard Mid Cap Index Adm	$ 261,954
	Vanguard	Vanguard Target Retirement 2015	$ 26,337
	Vanguard	Vanguard Target Retirement 2020	$ 40,597
	Vanguard	Vanguard Target Retirement 2025	$ 61,887
	Vanguard	Vanguard Target Retirement 2030	$ 27,097
	Vanguard	Vanguard Target Retirement 2035	$ 120,560
	Vanguard	Vanguard Target Retirement 2040	$ 118,926
	Vanguard	Vanguard Target Retirement 2045	$ 20,507
	Vanguard	Vanguard Target Retirement 2050	$ 2,161
	Vanguard	Vanguard Target Retirement 2055	$ 10,271
	Vanguard	Vanguard Target Retirement 2060	$ 8,428
		MUTUAL FUND TOTAL	$3,456,177

*	Transamerica Life Insurance Co.	Transamerica Stable Value Account	$ 519,482
		GENERAL ACCOUNT TOTAL	$ 519,482

*	Magyar Stock	Employer Stock Fund	$ 431,321
		EMPLOYER STOCK FUND TOTAL	$ 431,321

*	Participants	Notes Receivable with interest rate of 4.25%	$ 167,397
Mature from 2015 to 2025

		TOTAL PLAN ASSETS	$4,578,404

* Indicates Party-In-Interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGYAR BANK 401(k) PROFIT SHARING PLAN

Date: June 24, 2015	By:	/s/ Vicki Fackovec
Vice President, Human Resources Director
Magyar Bank